UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Southwestern Resources Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

845770 106

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                                               /  /

           Rule 13d-1(b)

/  /        Rule 13d-1(c)

                                                                              /x/         Rule 13d-1(d)

11548-1 SC13G SWG 2-04.doc

CUSIP No. 845770 106                                                                                                                           Page 2 of 7

1	NAME OF REPORTING PERSON Global Gold Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 3,634,500
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,634,500
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,634,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 845770 106                                                                                                                           Page 3 of 7

1	NAME OF REPORTING PERSON John G. Paterson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 4,253,150
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,253,150
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,253,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 845770 106                                                                                                                          Page 4 of 7

Item 1(a).

Name of Issuer:

Southwestern Resources Corp.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

Suite 1650 - 701 West Georgia Street

Vancouver, British Columbia V7Y 1C6 Canada

Item 2

(a). - (c).

Name, Principal Business Address and Citizenship of Persons Filing:

(1)

Global Gold Corporation

4311 Angus Drive

Vancouver, British Columbia V6J 4J2 Canada

Citizenship:  Ontario, Canada

(2)

John G. Paterson

Suite 1650 - 701 West Georgia Street

Vancouver, British Columbia V7Y 1C6 Canada

Citizenship:  Canada

Item 2(d).

Title of Class of Securities:  Common Shares without par value

Item 2(e).

CUSIP Number:  845770 106

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) /  / Broker or dealer registered under Section 15 of the Exchange Act.

(b) /  / Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) /  / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) /  / Investment company registered under Section 8 of the Investment Company Act.

(e) /  / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) /  / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) /  / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) /  / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) /  / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) /  / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 845770 106                                                                                                                             Page 5 of 7

Item 4.

Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Global Gold Corporation, as the direct beneficial owner of 3,634,500 Common Shares of the Issuer and (ii) John G. Paterson, President of the Issuer, as (A) the direct beneficial owner of 618,650 Common Shares of the Issuer and (B) the indirect beneficial owner of 3,634,500 Common Shares of the Issuer, by virtue of his voting and dispositive control over all of the Issuer’s Common Shares held by Global Gold Corporation.  Mr. Paterson is President of Global Gold Corporation, which is wholly-owned by Mr. Paterson and his brother, Neil L. Paterson.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

Not Applicable

CUSIP No. 845770 106                                                                                                                              Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

February 13, 2004

Global Gold Corporation

By:  /s/ John Paterson

       Name:  John Paterson

       Title:   President

Date:

February 13, 2004

/s/ John Paterson

John Paterson, individually

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Southwestern Resources Corp.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:

February 13, 2004

Global Gold Corporation

By:  /s/ John Paterson

       Name:  John Paterson

       Title:   President

Date:

February 13, 2004

/s/ John Paterson

John Paterson, individually